EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$134,955	$118,829	$130,696	$204,837	$228,082
Fixed Charges (as below)	169,261	169,495	156,507	139,421	133,293
Total Earnings	$304,216	$288,324	$287,203	$344,258	$361,375

FIXED CHARGES
Interest Expense	$93,647	$93,923	$83,054	$69,071	$65,041
Credit for Allowance for Borrowed Funds Used During Construction	1,614	2,772	3,153	1,750	4,352
Estimated Interest Element in Lease Rentals	74,000	72,800	70,300	68,600	63,900
Total Fixed Charges	$169,261	$169,495	$156,507	$139,421	$133,293

Ratio of Earnings to Fixed Charges	1.79	1.70	1.83	2.46	2.71